Securities and Exchange Commission
September 21, 2016

August 8, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief, Office of Electronics and Machinery
Brian Cascio, Accounting Branch Chief
Caleb French
Li Xiao

Re:	Soleno Therapeutics, Inc. Registration Statement on Form S-1
File No. 333-217420
Acceleration Request
            Requested Date:    August 10, 2017
            Requested Time:    4:00 P.M. Eastern Time

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Soleno Therapeutics, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333- 217420) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Elton Satusky at (650) 565-3588.
In connection with the acceleration request, the Company hereby acknowledges that:

•
should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Securities and Exchange Commission
September 21, 2016

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the Federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

[Signature page follows]

* * * *

Sincerely,
Soleno Therapeutics, Inc.

/s/ Anish Bhatnagar

Anish Bhatnagar
Chief Executive Officer

cc:	David O’Toole, Soleno Therapeutics, Inc.

Elton Satusky, Wilson Sonsini Goodrich & Rosati, P.C.

(Signature Page to Acceleration Request Letter)